UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.    )*

Kubient, Inc.

(Name of Issuer)

Common Stock, par value US$0.00001

(Title of Class of Securities)

50116V107

(CUSIP Number)

August 14, 2020

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. Not Applicable	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS
Peter A. Bordes, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
767,160*
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
767,160*
	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
767,160
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.24%**
12.	TYPE OF REPORTING PERSON (See Instructions)
IN

* Includes 62,470 shares of common stock held by Trajectory Capital LLC, over which the reporting person has sole voting and dispositive power, 218,780 shares of common stock underlying five-year warrants issued on August 14, 2020, and 147,429 immediately-separable units composed of (i) one share of common stock, and (ii) one warrant to purchase one share of common stock at a price of $5.50 per share, underlying five-year warrants issued on November 6, 2019.

** The Percent of Class Represented is calculated using 11,776,149 shares of common stock outstanding as of February 9, 2021.

Cusip No. Not Applicable	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Kubient, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

228 Park Avenue South, Suite 72602

New York, NY 10003

Item 2.

(a) Peter A. Bordes, Jr.

(b) 58 West 9th Street, New York, NY 10011

(c) Mr. Bordes is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Shares”).

(e)	CUSIP Number:

50116V107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Cusip No. Not Applicable	13G	Page 4 of 5 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a)-(c) Mr. Bordes beneficially owns 767,160 Shares, which represents 6.24% of the Shares class. Mr. Bordes has sole voting and dispositive power over all 767,160 Shares.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Cusip No. Not Applicable	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct

Date: February 26, 2021

/s/ Peter A. Bordes, Jr.
Peter A. Bordes, Jr.